February 3, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010

Attn: Nili Shah

Re:	Crown Holdings, Inc.
Form 10-K for the year ended December 31, 2004
(File Number 0-50189)

Ladies and Gentlemen:

This letter responds to the comments raised in your letter dated January 20, 2006. For your convenience, the comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2004

Financial Statements

V.   Income Taxes, page 56

1.	We note your response to comment 4 in our letter dated December 30, 2005 and have the following comments.

•	Please provide us with the detailed gross deferred tax assets and liabilities you will provide in future filings. Please clarify the nature of the deferred tax assets and liabilities you have historically net and your basis for netting such items.

Our footnote disclosure of the components of our deferred taxes will be presented on a gross basis in future filings. Although our deferred tax assets and liabilities are correctly shown in our consolidated balance sheet, we incorrectly presented certain components of our deferred taxes on a net basis in our Form 10-K footnote disclosure for the year ended December 31, 2004. The net deferred tax liability for pensions of $88, for example, included a gross deferred tax liability of $247 for our U.K. plan, offset by gross deferred tax assets of $159 for our other plans. The 2004 components on a gross basis, as they will be presented in our Form 10-K for the year ending December 31, 2005, are shown below.

	Assets	Liabilities

Depreciation	$9	$218
Tax loss and credit carryforwards	364
Postretirement and postemployment benefits	211
Pensions	159	247
Asbestos	82
Inventories		22
Accruals and other	55	39
Valuation allowances	(679)

	$201	$526

•	We note that the U. S. operations have a history of recent losses and have a cumulative loss over three years and have therefore determined a full valuation allowance was appropriate. Given the significance of your valuation allowance and its impact on your provision for income taxes over the periods presented, please provide us with the expanded disclosures you will provide in future filings with regard to the assumptions used and judgments made in determining your valuation allowance.

Our expanded disclosures in future filings will be similar to those presented below. The disclosures regarding the U.S are for illustrative purposes and are based on the tax position as of December 31, 2004. Other jurisdictions with significant valuation allowances will also be disclosed and discussed in future filings.

The Company’s deferred tax assets in certain jurisdictions were reduced by a valuation allowance when, in the Company’s opinion, it was more likely than not that a portion of the tax assets would not be realized. Realization of any portion of the deferred tax assets in these jurisdictions is dependent upon the availability of taxable income. The Company considers all sources of taxable income in estimating its valuation allowances, including taxable income in any available carry back period; the reversal of taxable temporary differences; tax-planning strategies; and taxable income expected to be generated in the future other than reversing temporary differences.

The U.S has a full valuation allowance of $625 million against its net U.S. deferred tax assets. The U.S. operations have had tax losses in recent years due, in part, to significant interest expense, pension plan contributions and asbestos payments. The Company determined that a full valuation allowance was appropriate as of December 31, 2004 due to these recent losses and uncertainty regarding the amount of future taxable income. The Company will continue to review its estimates in future periods and adjust the valuation allowances as appropriate.

We will also expand the discussion of our Critical Accounting Policies in Management’s Discussion and Analysis similar to the following:

The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that a portion of the tax assets will not be realized. The estimate of the amount that will not to be realized requires the use of assumptions concerning the Company’s future taxable income. The Company considers all sources of taxable income in estimating its valuation allowances, including taxable income in any available carry back period; the reversal of taxable temporary differences; tax-planning strategies; and taxable income expected to be generated in the future other than reversing temporary differences. Should the Company change its estimate of the amount of its deferred tax assets that it would be able to realize, an adjustment to the valuation allowance would result in an increase or decrease in tax expense in the period such a change in estimate was made.

2.	We note your response to comment 5 in our letter dated December 30, 2005. Please ensure that in future filings your provisions for contingent income tax liabilities are not included with deferred income tax liabilities. In this regard, we note that an accrual for a contingent income tax liability under SFAS 5 is not deferred income tax liability as defined by SFAS 109.

In future filings, we will include any contingent income tax liabilities with income taxes payable.

W.   Segment Information, page 58

3.	We note your response to comment 6 in our letter dated December 30, 2005 and have the following additional comments.

•	Based on your response, we assume that resources are allocated to the countries and geographic regions underlying Americas, Europe and Asia-Pacific by your regional Presidents. As indicated in paragraph 12 of SFAS 131 we note that the term chief operating decision maker identifies a function and that function is to allocate resources to and assess the performance of the segments of an enterprise. If your regional Presidents allocate resources and assess performance of the countries and geographic regions underlying Americas, Europe and Asia-Pacific, it is unclear to us why your chief operating decision maker would not be a group consisting of your CEO and the regional Presidents. In this regard, we note that your regional Presidents are directly accountable to and maintain regular contact with your CEO.

Based on your prior comments, we acknowledge that the disclosures in footnote W to our 2004 Annual Report contain language that could be read to imply that our reportable segments represent the aggregation of multiple operating segments under paragraph 17 of SFAS 131. However, as more fully described below, we have not aggregated any operating segments in arriving at our reportable segments. We will clarify the language in our SFAS 131 disclosure in our 2005 Annual Report on Form 10-K.

Our operating segments are the Americas, Europe, and Asia-Pacific divisions. These operating segments meet the criteria in paragraph 10 of SFAS 131, including the criterion in paragraph 10(b) that the operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

Our Chief Executive Officer is our chief operating decision maker as defined in paragraph 12 of SFAS 131, and the functions performed by our division presidents (the presidents of the Americas, Europe and Asia-Pacific divisions) are consistent with those of segment managers as defined in paragraph 14 of SFAS 131.

Our division presidents are accountable to our Chief Executive Officer for the performance of their respective divisions. The Chief Executive Officer evaluates the performance of the Company and allocates resources based on the performance of the divisions. Within the respective divisions, the division presidents have the responsibility for allocating resources to the various businesses and for assessing the performance of those businesses. As illustrated in the organization chart provided supplementally as Document A, our Chief Executive Officer is supported by three division presidents. Each division president is supported by a chief financial officer and various presidents and vice presidents from either businesses or geographic locations within their respective divisions.

At the end of each year, our Chief Executive Officer formally notifies each segment manager of the amount of capital they can include in their budgets and spend in the following year. The division presidents then allocate the capital to the components of their division. This capital allocation process further supports our belief that our Chief Executive Officer is the individual who reviews results and makes decisions about resources being allocated to the segment based on performance. Our division presidents’ bonuses are based solely on the results of their respective divisions and not on the results for the Company as a whole. Accordingly, they are directly accountable for the performance of their divisions.

Based on the above, we do not believe that the Chief Executive Officer together with the division presidents as a group constitute our chief operating decision maker function.

Our Chief Executive Officer uses the following information, in his role as chief operating decision maker, in allocating resources to and assessing the performance of our operating segments:

a.	a monthly flash report from corporate accounting showing sales, operating income and net income for each division (operating segment) and additional disaggregated information for the various businesses within each division (copy of the November 2005 monthly flash report is provided supplementally as Document B);

b.	at least quarterly meetings with the division presidents to review the progress of the components of their segment in meeting the budget objectives, and to review revised projections for the remainder of the year (copies of the materials presented at the July 2005 meetings between the Chief Executive Officer and the division presidents are provided supplementally as Documents C-E); and

c.	at least quarterly board meetings to review the financial results of the Company, which is summarized at a company-wide, division and product line basis, and to review progress against management’s objectives (copy of the discussion material from the October 2005 Board Meeting to review third quarter results and the 2006 plan is provided supplementally as Document F).

Our division presidents, in their roles as segment managers, use more detailed information in reviewing operating activities and financial results, developing budgets and updating forecasts of their divisions. As noted above, the division presidents attend budget review and quarterly management meetings with the Chief Executive Officer to discuss operating activities, financial results and budgets. See our response below for additional information regarding the level at which discrete information is available to and reviewed by our division presidents.

•	Please clarify whether there is discrete financial information available for the countries and geographic regions underlying Americas, Europe and Asia-Pacific and if so, tell us why you do not believe these countries and geographic regions meet the definition of an operating segment. If discrete financial information is available for countries and geographic regions underlying Americas, Europe and Asia-Pacific, please provide us with the last five years’ sales and gross profit trends for each country and region and address any inconsistencies in the trends they depict.

Discrete financial information is available at levels below our three operating segments, but the businesses are not managed nor is financial information reported purely on a geographic basis. We do not believe these businesses or regions one level below our divisions meet the definition of operating segments because these results are not regularly reviewed by our Chief Executive Officer to make decisions about resources to be allocated to these businesses or geographic regions or to assess the performance of these businesses and geographic regions.

The monthly flash report does contain discrete financial information about the businesses and geographic regions underlying Americas, Europe and Asia-Pacific, but the Chief Executive Officer does not make decisions about resources or assess the performance of these businesses and geographic regions based on the disaggregated component information in the flash report. These decisions and assessments are made only at the division level and are made by the division presidents. The division presidents receive much more detailed information about each of these businesses and geographic regions in order to make these decisions and assessments.

Our Americas division comprises 68 plants spanning from Canada to Argentina, consisting of beverage, food, and aerosol cans; beauty packaging; and metal closures. Discrete financial information is available for the Americas segment for the following components:

U.S. Beverage	Jamaica
U.S. Food	Trinidad
U.S. Aerosol	Mexico (multiple products combined)
U.S. Metal Closures	Argentina
U.S. Beauty	Brazil Beverage
Canada (multiple products combined)	Colombia Beverage
Barbados

Information in the flash report reviewed by our Chief Executive Officer is subtotaled into the following categories: Total Domestic Metals, Canada, Central America and South America. These subtotals are included based on the location of the financial records (for example, the U.S. and Canada operate with a shared service center in each country) and regional groupings, not necessarily how the businesses are managed (for example, there is a beverage president and a food president, yet these products are grouped together in the flash report).

Our Europe division comprises 100 plants in Europe, Middle East and Africa consisting of the following product lines: beverage, food, aerosol and specialty cans; metal closures; plastic containers, and beauty packaging. Discrete financial information is available for the Europe segment for the following components:

	Food	Beverage	Aerosol	Metal Closures	Specialty Metal	Plastic Bottles	Beauty
UK	X	X	X	X	X
Germany	X			X	X
France	X	X		X	X	X	X
Benelux	X		X		X
Morocco	X
Ivory Coast	X
Senegal	X
Madagascar	X
Finland					X
Switzerland					X
Tunisia		X
Ghana	X
South Africa	X
Spain	X	X		X	X
Italy	X	X	X	X	X		X
Greece	X	X
Turkey		X
Russia	X
Hungary	X
Slovakia	X
Poland	X
United Arab Emirates		X
Jordan		X
Saudi Arabia		X

Information in the flash report reviewed by our Chief Executive Officer is subtotaled into the following categories: Food Europe, Closures, Aerosols, Specialty Packaging, Specialty Plastics and Beverage. These subtotals are based on the product lines and generally match up with the European product presidents that report directly to the European division president.

Our Asia Pacific division comprises 17 plants producing beverage, food, and aerosol cans, specialty packaging, vacuum closures, and bottle caps. Discrete financial information is available for the Asia-Pacific segment for the following components:

China Beverage	Hanoi Beverage
Thailand Food	Saigon Beverage
Thailand Beverage	Indonesia
Singapore Beverage	Malaysia Crowns
Malaysia Beverage

Information in the flash report reviewed by our Chief Executive Officer is subtotaled into the following categories: Hong Kong/China and Thailand. These subtotals are generally based on natural geographic groupings.

The sales and gross profit trends for each country and region listed above are regularly made available to the division presidents. However, as noted above, this information is not reviewed by the Chief Executive Officer for the purpose of allocating resources or assessing performance to the countries or regions listed above. Therefore, we have not considered whether the sales or gross profit trends are consistent with the aggregation criteria in paragraph 17 of SFAS 131.

•	Please provide us with a copy of the report(s) that your CEO regularly reviews. In addition, please also provide us with a copy of the report(s) that your regional Presidents review to make decisions about resources to be allocated and assess performance of the countries and geographic regions underlying Americas, Europe and Asia-Pacific.

We have supplementally provided the reports that are regularly reviewed by our Chief Executive Officer in his role as chief operating decision maker. Although the information includes additional disaggregated information regarding the businesses within each division, that information is provided so that the division presidents can make decisions about resources to be allocated and to assess performance within the divisions. That information is not used by our Chief Executive Officer for purposes of assessing performance and allocating resources.

Pursuant to Rule 83 under the Freedom of Information Act (“F.O.I.A.”), the Company is requesting that the Commission treat the supplementary information provided with this correspondence confidentially, notify the Company and Company counsel of any F.O.I.A. request with respect to such materials and allow the Company the opportunity to oppose such disclosure. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, this letter and the supplementary materials shall not be deemed filed with the Commission and the Company requests that the information provided supplementally herewith and any copies of such, to the extent possible, be returned to the Company as soon as the Staff has finished its review of such information.

If you have questions regarding this matter, please contact the undersigned at 215-698-5341.

Very truly yours,

/s/ Thomas A. Kelly

Thomas A. Kelly
Vice President and Corporate Controller